Room 4561
								November 28, 2005

Ms. Mary Grace
Chief Executive Officer and President
e-Smart Technologies, Inc.
222 Grace Church Street, Suite 300
Port Chester, NY 11573

Re:	e-Smart Technologies, Inc.
	Item 4.01 Form 8-K
      Filed November 21, 2005
	File No.  000-30717

Dear Ms. Grace:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed November 21, 2005

Item 4.01 Changes In Registrant`s Certifying Accountant, page 5

1. Please revise the Form 8-K to state the specific date the former
accountant resigned, as required by Item 304(a)(1)(i) of
Regulation
S-K. It is not sufficient to state that "approximately two and a half weeks after the Registrant announced its reorganization on
October 14, 2005....RRBB sent a letter to Registrant stating that
RRBB resigned," as that wording is unclear to a reader.

2. We note your disclosure regarding whether there were any disagreements with the former accountants. However, the disclosure should also state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and
(v) of Regulation S-K.

3. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.
4. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K
Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a
Related Audit Report or Completed Interim Review, page 5
5. It appears from disclosures and related exhibits that your Independent Accountants have notified you that action should be taken to prevent future reliance on their previously issued audit reports included in your 2004 10-K. In addition, based on your disclosures and letters from your Independent Accountants it does not appear that your March and June 2005 10-Q`s have been reviewed. Revise your disclosures to clearly identify the financial statements that should no longer be relied upon and when you will amend the periodic reports that include these financial statements.
6. Tell us whether you have received a letter from your Independent
Accountants disclosing whether they agree or disagree with the statements made by you in the Item 4.02 8-K and if so, file an amendment to your Item 4.02 8-K to include the letter. We refer you to Item 4.02 (c)(3) of Form 8-K.

General

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have questions regarding the Item 4.01 8-K comments, you may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406.
If
you have questions regarding the Item 4.02 8-K comments, you may contact Kari Jin, Staff Accountant, at (202) 551-3481.

							Sincerely,

      					Kathleen Collins
							Accounting Branch Chief
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Mary Grace
e-Smart Technologies, Inc.
November 28, 2005
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